American Skandia, Inc.
                                                        One Corporate Drive
                                                        P.O. Box 883
                                                        Shelton, CT 06484-0883
                                                        Telephone (203) 926-1888
                                                        Fax (203) 925-6932

March 24,200O


                                                        [SKANDIA ICON] SKANDIA
Mr. Raymond R Cunningham
Senior Vice President and
National Sales Manager
INVESCO FUNDS GROUP, INC.
7800 East Union Avenue
Denver, Colorado 80237

Dear Ray:

This letter is to follow up our conversations regarding the addition of the Technology and Telecommunications Funds to American Skandia Advisor Funds ("ASAF") as well as the fee waiver on the AST and ASAF Equity Income Portfolio/Fund. The proposed names of the Funds will be "ASAF INVESCO Technology Fund" and "ASAF INVESCO Telecommunications Fund."

Regarding the Technology and Telecommunications Funds, our intent is to launch these portfolios in ASAF in July 2000.

The proposed sub-advisory fees paid to INVESCO promptly following each month will be as follows, calculated based on the daily average value of the aggregated assets of the ASAF lNVESC0 Technology Fund and ASAF INVESCO Telecommunications Fund and accrued on a daily basis as follows:

     An annual rate equal to .55% of the of the portion of the Portfolio's average daily net assets not in excess of $100 million; plus .45% of the portion of the Portfolio's average daily net assets over $100 million but not in excess of $200 million; plus .425% of the portion of the Portfolio's average daily net assets over $200 million but not in excess of $400 million; plus .40% of the portion of the Portfolio's average daily net assets over $400 million but not in excess of $900 million; plus .35% of the Portfolio's average daily net assets in excess of $900 million.

This letter is also to confirm our agreement with respect to agreed upon fee waivers on the AST and ASAF Equity Income Portfolio/Fund. I will be providing a separate waiver letter from our Legal Department to implement the waivers. Below is a summary of the net result of the agreed upon waivers:

The  proposed   sub-advisory   fees  paid  to  INVESCO  on  the  Equity   Income
Portfolio/Fund promptly following each month will be as follows, calculated based on the daily average value of the aggregated assets of the AST and ASAF Portfolios and accrued on a daily basis as follows:

     An annual rate equal to .35% of the of the portion of the Portfolio's average daily net assets not in excess of $1 billion; plus .30% of the portion of the Portfolio's average daily net assets in excess of $1 billion.


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If you are in agreement  with the terms herein,  please sign both copies of this letter and return one to Jeff Ulness in the enclosed Federal Express envelope as soon as possible.

Yours Sincerely,                   Accepted:

/s/ Wade A. Dokken                 /s/ Raymond R. Cunningham
------------------                 -------------------------
Wade A. Dokken                     Mr. Raymond R. Cunningham
Chief Operating Officer            Senior Vice President, National Sales Manager
American Skandia, Inc.             INVESCO FUNDS GROUP, INC.